Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Elan Corporation, plc:

We consent to the use of our report dated June 9, 2011, with respect to the carve-out combined balance sheets of the EDT business unit of Elan Corporation, plc as of December 31, 2010 and 2009, and the carve-out combined statements of operations, comprehensive income/(loss), invested equity and cash flows for each of the years in the three-year period ended December 31, 2010, which is included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG

Dublin, Ireland

February 29, 2012